UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, January 21, 2015

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that, on October 03, 2014 we informed about the adjudication of the “Buena Pro” of the Public Bidding for the concession of the “Operation of the collection unit of the integrated transportation system of Lima”, in which we participated as a consortium together with our subsidiary GMD S.A.

We have been expecting to be informed about the date for the signing of the contract, however, on January 20, 2015 we received the official letter 007-2015-MML/IMPL/GG from the Metropolitan Municipality of Lima, indicating that the Protransporte’s Board of Directors has declared the nullity of the “Buena Pro” we were adjudicated, taking back the Public Bidding process until the phase before the publication of the contract draft indicated in the process schedule. This decision is based on the report issued by the Ministry of Economics and Finance which specifies that according to law, they have to issue an opinion regarding the contract previously to the adjudication of it. In this case, the Municipality of Lima sent the mentioned contract for opinion of the Ministry after the adjudication.

It is important to mention that the Group’s backlog doesn’t include any figures related to this contract.

Finally, hereby we inform that we have been analyzing our legal situation facing the decision taken by the Municipality, in order to determine which actions we can take.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

___________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: January 21, 2015